Exhibit 99.1

ZIM to Release First Quarter 2021
Results on Wednesday, May 19, 2021

Haifa, Israel, May 5, 2021 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) announced today that the Company will release its first quarter 2021 financial results on Wednesday, May 19, 2021, before the U.S. financial markets open. Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662; or UK/international +44-121-281-8004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM

ZIM (NYSE: ZIM) is a global, asset-light container liner shipping company with a leadership position in the markets in which it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services, with a reputation for industry-leading transit times, schedule reliability and service excellence.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com